eWellness Healthcare Corporation

11825 Major Street

Culver City, California 90230

September 18, 2014

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Attn: John Reynolds

Re: eWellness Healthcare Corporation

Amendment No. 2 to Form 8-K

Filed August 6, 2014

File No. 000-55203

Dear Mr. Reynolds:

This letter is provided in response to your letter dated August 25, 2014 (the “Letter”) regarding the above-referenced Amendment to the Form 8-K that eWellness Healthcare Corporation (the “Company”) filed (the “Form 8-K”) and in furtherance to our legal counsel’s phone conversation with Mr. Lopez earlier today.

The Letter required that we file the response to the Letter and a corresponding amendment to the Form 8-K on or before Friday, September 5, 2014, and we requested an extension until tomorrow, September 19, 2014. However, our team needs additional time to finalize our responses and therefore we are writing to inform you that we will file the response letter and related amendments on or before Thursday, October 2, 2014.

Thank you for your attention to this matter.

Sincerely,
eWellness Healthcare Corporation

/s/ Darwin Fogt
Darwin Fogt
Chief Executive Officer

cc:	Rachael Schmierer
Hunter Taubman Weiss